1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2005

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

99, Seorin-dong
Jongro-gu
Seoul, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑                    Form 40-F  ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                    No  ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                     .)

January 26, 2005

Results for the Quarter
ended December 31, 2004

* The information contained herein is based on Korean GAAP.

Seoul, Korea, January 26, 2005 – SK Telecom Co., Ltd. (KSE: 017670, NYSE: SKM) (“SKT” or “the Company”), the leading wireless telecommunications company in Korea, today announced the results of its operations for the quarter ended December 31, 2004.

This material contains forward-looking statements with respect to the financial condition, results of operations and business of SK Telecom and plans and objectives of the management of SK Telecom. Statements that are not historical facts, including statements about SK Telecom’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of SK Telecom to be materially different from any future results or performance expressed or implied by such forward-looking statements. SK Telecom does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this management presentation, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future.

Such forward-looking statements were based on current plans, estimates and projections of SK Telecom and the political and economic environment in which SK Telecom will operate in the future, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and SK Telecom understates no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in SK Telecom’s latest annual report on Form 20-F and in SK Telecom’s other filings with The U.S. Securities and Exchange Commission (SEC).

I. Financial Highlights

• Summary of Income Statement

(KRW bn)	2004	2003	Change		Q4.'04	Q3.'04	Change
Operating revenue	9,704	9,520	2%		2,485	2,434	2%
Operating expenses	7,344	6,440	14%		1,890	1,823	4%
Operating income	2,360	3,081	-23%		594	611	-3%
Operating margin	24.3%	32.4%	-8.0	%p	23.9%	25.1%	-1.2	%p
Other income	237	250	-5%		47	49	-6%
Other expenses	481	617	-22%		160	107	49%
Ordinary income	2,116	2,714	-22%		481	553	-13%
Net income	1,495	1,943	-23%		348	396	-12%
Net margin	15.4%	20.4%	-5.0	%p	14.0%	16.2%	-2.2	%p
EBITDA 1)	4,059	4,693	-14%		1,090	1,038	5%
EBITDA margin	41.8%	49.3%	-7.5	%p	43.9%	42.7%	1.2	%p

1)	EBITDA = Operating income + Depreciation (including R&D related depreciation)

• Other Main Items

(KRW bn)	2004	2003	Change		Q4.'04	Q3.'04	Change
Wireless Internet sales	1,823	1,320	38%		544	470	16%
% of Cellular revenue	20.6%	15.5%	5.1	%p	23.9%	21.2%	2.7	%p

Marketing expenses	1,860	1,579	18%		372	436	-15%
- Marketing commissions	1,532	1,217	26%		291	366	-20%
- Advertising	329	361	-9%		80	69	16%
% of Revenue	19.2%	16.6%	2.6	%p	15.0%	17.9%	-2.9	%p

Capital expenditure	1,607	1,696	-5%		726	416	75%
% of Revenue	16.6%	17.8%	-1.3	%p	29.2%	17.1%	12.1	%p

Interest-bearing debt	3,790	4,351	-13%		3,790	4,216	-10%
Debt/Equity ratio	53.2%	73.2%	-20.1	%p	53.2%	62.5%	-9.3	%p

II. Financial Results

1. Income Statement

A. Operating revenue

(KRW bn)	2004	2003	Change		Q4.'04	Q3.'04	Change
Sign-up fees	198	177	12%		46	42	10%
Monthly fees	2,940	2,905	1%		685	744	-8%
Call charges	3,528	3,666	-4%		906	870	4%
VAS & others	355	425	-16%		91	91	-1%
Wireless Internet sales	1,823	1,320	38%		544	470	16%
% of Cellular service	20.6%	15.5%	5.1	%p	23.9%	21.2%	2.7	%p
Total cellular service	8,845	8,493	4%		2,272	2,218	2%
Interconnection revenue	859	1,027	-16%		212	216	-2%
L -> M	432	615	-30%		94	110	-15%
M -> M	427	412	3%		118	106	12%
Operating revenue	9,704	9,520	2%		2,485	2,434	2%

1)	Sign-up fees

–	The Year-over-Year (“YoY”) increase was due to increase in subscriber addition.

2)	Monthly fees

–	The YoY increase was due to increase in the number of average subscribers.

–	The Quarter-over-Quarter (“QoQ”) decrease was due to the cut in monthly fee implemented from September 1st. 2004.

3)	Call charges

–	The YoY reduction was caused by slight decrease in MOU and the contract based discount plan.

–	The QoQ increase was due to increase in MOU.

4)	VAS & others

–	The YoY decrease was mainly due to the reduction in Caller ID fee implemented in October 2003.

5)	Wireless Internet sales

–	The YoY revenue growth from Wireless Internet sales was driven by the higher Wireless Internet usage primarily due to the continued adoption of high-end handsets and offering of a variety of new services such as Mobile Cyworld and MMS. The increase in Wireless internet sales was also driven by increase in monthly flat fees from the introduction of unlimited data usage tariff plan.

–	Accordingly, Wireless Internet sales accounted for 20.6% of cellular revenue in 2004, exceeding the guidance of 20%.

6)	Interconnection revenue

–	LM: The YoY decrease was due to the interconnection rate adjustment in July 2004 and the decrease in call traffic. Interconnection revenue decreased QoQ because some of the international interconnection rates were finalized in October 2004, resulting in retroactive adjustment of the figures from January to September in the 4th quarter.

–	MM: The YoY and QoQ revenue increased due to increase in call traffic.

B. Operating expenses

(KRW bn)	2004	2003	Change	Q4.'04	Q3.'04	Change
Labor cost	448	393	14%	90	100	-10%
Commissions paid	2,827	2,325	22%	659	697	-5%
Marketing commissions	1,532	1,217	26%	291	366	-20%
Initial commissions	437	208	110%	95	112	-15%
Monthly commissions	398	417	-4%	91	94	-3%
Retention commissions	697	593	18%	105	160	-34%
Other commissions	1,296	1,107	17%	367	331	11%
Advertising	329	361	-9%	80	69	16%
Depreciation 1)	1,700	1,612	5%	495	427	16%
Network interconnection	859	738	16%	245	214	15%
M -> M	645	525	23%	180	162	11%
M -> L	214	213	1%	66	52	27%
Leased line	365	302	21%	99	94	5%
Others 2)	817	709	15%	222	221	0%
Operating expenses	7,344	6,440	14%	1,890	1,823	4%

1)	Includes R&D related depreciation

2)	For details, please refer to non-consolidated statements of income in appendix

1)	Labor cost

–	Increase in 2004 labor cost was due to increase in incentive bonus and wages.

2)	Commissions paid

–	Marketing commissions: Initial commissions increased YoY due to increase in subscriber addition and higher subscriber acquisition cost under Mobile Number Portability (MNP) environment.

Retention commissions increased YoY due to increased cost related to Membership program and more active handset upgrade program to lock-in good quality subscribers.

As the market continued its stabilization in the 4th quarter, marketing commissions decreased QoQ due to fall in such thing as subscriber acquisition cost, membership-related expenses and handset upgrade activities.

–	Other commissions: The increase was due to increase in the payment of Information Usage Fee to Content Providers as the wireless internet usage increased and the increase in the international roaming commissions.

3)	Advertising cost

–	Advertising cost decreased YoY because SKT placed its resources more on marketing activities directly related to subscriber acquisition under MNP environment.

–	Advertising cost increased QoQ due to promotion of a new service called MelOn which was launched in November 2004 and increase in corporate brand advertising.

4)	Depreciation

–	The YoY increase was due to the amortization of WCDMA frequency usage right from December, 2003.

–	The QoQ increase resulted from the increase in depreciable assets.

5)	Network interconnection cost

–	The YoY increase was due to the MM traffic increase and the interconnection rate adjustment in July 2004.

–	The QoQ increase was because SKT’s portion of Universal Service Fund(USF) for 2003 was finalized in December 2004.

6)	Leased line

–	Leased line expense increased QoQ and YoY as more lines were leased to accommodate the increase in Wireless Internet traffic, and to enhance call quality.

C. Non-operating items

(KRW bn)	2004	2003	Change	Q4.'04	Q3.'04	Change
Other income	237	250	-5%	47	49	-6%
Interest income	68	68	0%	16	15	6%
Equity in earnings of affiliates	54	—	N/A	—	14	-100%
Others 1)	115	182	-37%	31	20	53%
Other expenses	481	617	-22%	160	107	49%
Interest	302	376	-19%	67	79	-15%
R&D contribution & donations	88	90	-2%	29	20	49%
Others 1)	90	151	-40%	63	9	610%

1)	For details, please refer to non-consolidated statements of income in appendix

1)	Equity in earnings of affiliates

–	The YoY increase in equity method profit was due to profit improvement in subsidiaries such as SK Communications.

2)	Others in Non-Operating Income

–	Others in Non-Operating Income decreased YoY since there were value-added tax refund from STI handset sales and miscellaneous income from the reuse of written-off equipment in 2003.

3)	Interest

–	Interest expense decreased QoQ and YoY due to lower cost of borrowing and decrease in average balance of interest-bearing debt.

4)	Others in Non-Operating Expenses

–	The YoY decline in non-operating expense was from the reduction in loss on equity method due to profit improvement in subsidiaries and reduction in loss on disposal of investment assets.

2. Capital Expenditure

(KRW bn)	2004	2003	Change	Q4.'04	Q3.'04	Change
Network	1,153	1,262	-9%	483	336	44%
95 A/B	93	96	-3%	29	16	85%
CDMA 2000 1X	635	641	-1%	208	197	6%
1X	590	605	-2%	202	191	5%
EV-DO	45	36	25%	6	5	21%
WCDMA	220	204	8%	157	57	174%
Backbone & others	205	321	-36%	89	67	33%
Non-Network	454	435	4%	243	80	205%
Wireless Internet & marketing	181	262	-31%	77	26	190%
General supporting	273	172	58%	166	53	213%
Total CapEx	1,607	1,696	-5%	726	416	75%

3. Balance Sheet

(KRW bn)	2004. 12	2003. 12	Change		2004. 12	2004. 9	Change
Total assets	14,021	13,376	5%		14,021	13,887	1%
Current assets	3,854	3,461	11%		3,854	3,982	-3%
Cash & marketable securities	761	988	-23%		761	635	20%
Investment assets	2,112	1,763	20%		2,112	2,068	2%
Property & equipment	4,605	4,552	1%		4,605	4,398	5%
Intangible assets	3,449	3,600	-4%		3,449	3,438	0%
Total liabilities	6,894	7,434	-7%		6,894	7,138	-3%
Current liabilities	2,860	4,232	-32%		2,860	3,288	-13%
Short-term borrowings	400	729	-45%		400	490	-18%
Current portion of long-term debt	498	1,364	-63%		498	998	-50%
Long-term liabilities	4,034	3,202	26%		4,034	3,849	5%
Bond payable & long-term borrowings	2,892	2,258	28%		2,892	2,728	6%
Total shareholders’ equity	7,127	5,942	20%		7,127	6,749	6%
Debt/Equity ratio 1)	53.2%	73.2%	-20.1	%p	53.2%	62.5%	-9.3	%p

1)	Debt/Equity Ratio = Interest-bearing debt / Shareholders’ equity

*	Interest-bearing debt = Short-term borrowings + Current portion of long-term debt + Corporate bonds

1)	Cash & marketable securities

–	Cash & Marketable Securities balance decreased mainly due to the debt repayment during the period.

2)	Investment assets

–	The YoY increase was due to the increase in equity method gain and valuation gain on available-for-sale securities.

3)	Total liabilities

–	As of December 2004, debt to equity ratio decreased to 53.2% from 73.2% in 2003 due to the reduction of debt.

III. Operating Result

	2004		2003	Change		Q4.'04	Q3.'04	Change
Subscribers (‘000)	18,783		18,313	3%		18,783	18,603	1%
Net adds	470		1,094	-57%		180	8	2239%
Activations	4,407		3,688	19%		1,018	902	13%
Deactivations	3,937		2,595	52%		837	895	-6%
Monthly churn rate	1.7%		1.2%	0.6	%p	1.5%	1.6%	-0.1	%p
Average subscribers(‘000)	18,572		17,810	4%		18,682	18,721	0%
ARPU (KRW)	43,542		44,546	-2%		44,336	43,343	2%
Sign-up fee	890		826	8%		827	748	11%
Monthly fee & call charge	29,023		30,748	-6%		28,388	28,747	-1%
VAS & others	1,594		1,988	-20%		1,620	1,625	0%
Wireless Internet	8,182		6,177	32%		9,710	8,375	16%
Interconnection	3,853		4,807	-20%		3,791	3,849	-2%
MOU (Minutes)
Outgoing	193	1)	197	-2%		195	188	4%
Incoming	112	1)	113	-1%		116	114	2%
Subscribers by handset feature (‘000)
1x (Including EV-DO)	17,048		14,424	18%		17,048	16,672	2%
EV-DO (Including June)	6,484		3,562	82%		6,484	5,962	9%
June	3,622		1,678	116%		3,622	3,160	15%
Color	14,843		10,570	40%		14,843	14,193	5%

	2004	2003	Change	Q4.'04	Q3.'04	Change
Data ARPU by handset (KRW) 2)
2G	1,650	1,362	21%	1,975	1,750	13%
1X(Including EV-DO)	8,243	7,293	13%	9,184	8,340	10%
Color	9,614	9,911	-3%	10,314	9,571	8%

1)	MOU for November and December of 2004 is an estimate.

2)	Excludes others in wireless internet sales such as financial enabler, Solution/Platform sales, etc.

IV. Appendix (Non-Consolidated Statements of Income)

(KRW mn)	2004	2003	Q4.'04	Q3.'04
Operating revenue	9,703,681	9,520,244	2,484,849	2,434,269
Operating expenses	7,344,100	6,439,585	1,890,469	1,822,931
Labor cost 1)	448,099	392,701	89,600	99,758
Commissions paid	2,827,159	2,324,586	658,594	696,906
Advertising	328,552	361,114	80,266	69,392
Depreciation 2)	1,699,531	1,612,132	495,434	427,045
Network interconnection	858,754	738,236	245,278	214,005
Leased line	365,444	302,288	98,847	94,406
Rent	167,671	140,213	44,620	42,784
Frequency usage fees	143,047	129,525	37,836	37,872
Bad debt	22,544	19,536	3,227	19,317
Others	483,298	419,253	136,768	121,447
Operating income	2,359,581	3,080,660	594,381	611,338
Other income	237,129	250,448	46,575	49,398
Interest income	68,319	68,259	15,729	14,906
Equity in earnings of affiliates	53,825	—	—	14,386
Dividend income	23,843	25,923	1,139	3,912
Foreign exchange & translation gains	10,897	2,064	1,634	187
Others	80,245	154,202	28,073	16,007
Other expenses	480,932	616,914	159,600	107,267
Interest	302,491	375,609	67,014	78,742
R&D contribution & donations	88,345	90,200	29,277	19,608
Equity in losses of affiliates	—	30,537	4,414	—
Foreign exchange & translation losses	6,248	1,065	4,401	324

(KRW mn)	2004	2003	Q4.'04	Q3.'04
Loss on impairment of investment securities	32,074	20,343	19,293	1,000
Loss on disposal of investment assets, & property/equipment	19,154	57,991	9,408	869
Others	32,620	41,169	25,792	6,725
Ordinary income	2,115,778	2,714,194	481,355	553,469
Income before income taxes	2,115,778	2,714,194	481,355	553,469
Income taxes	620,926	771,444	133,283	157,934
Net income	1,494,852	1,942,750	348,072	395,536

1)	Includes salary, severance pay and other benefits

2)	Includes R&D related depreciation

IV. Appendix (Non-Consolidated Balance Sheets)

(KRW mn)	2004	2003	2004.12	2004. 9
Total assets	14,020,705	13,375,959	14,020,705	13,886,526
Current assets	3,854,345	3,460,706	3,854,345	3,982,333
Cash and marketable securities 1)	761,055	987,646	761,055	635,140
Accounts receivable — trade	1,562,774	1,438,836	1,562,774	1,359,706
Accounts receivable — other	1,365,226	811,496	1,365,226	1,785,905
Short-term loans	55,613	51,102	55,613	55,694
Inventories	10,961	8,024	10,961	13,779
Other	98,716	163,602	98,716	132,108
Investment assets	2,112,488	1,763,359	2,112,488	2,067,979
Investment securities 2)	1,749,783	1,418,734	1,749,783	1,711,738
Long-term loans	28,284	41,591	28,284	26,169
Guarantee deposits	242,387	246,004	242,387	245,078
Other	92,033	57,030	92,033	84,994
Property & equipment	4,605,253	4,551,626	4,605,253	4,397,871
Land	463,656	446,574	463,656	446,095
Building & fixture	1,163,070	840,237	1,163,070	808,415
Machinery	2,585,118	2,625,307	2,585,118	2,266,293
Vehicles & others	255,407	329,945	255,407	364,769

(KRW mn)	2004	2003	2004.12	2004. 9
Construction in progress	138,002	309,564	138,002	512,299
Intangible assets	3,448,619	3,600,268	3,448,619	3,438,343
Total liabilities	6,893,613	7,434,121	6,893,613	7,137,759
Current liabilities	2,859,711	4,231,974	2,859,711	3,288,332
Short-term borrowings	400,000	728,669	400,000	490,000
Accounts payable	1,070,588	1,117,835	1,070,588	1,011,729
Income taxes payable	267,797	399,852	267,797	120,097
Accrued expenses	378,303	401,245	378,303	402,091
Current portion of long-term debt	498,278	1,364,264	498,278	998,347
Other	244,745	220,109	244,745	266,069
Long-term liabilities	4,033,902	3,202,147	4,033,902	3,849,428
Bond payable & long-term borrowings	2,891,843	2,258,276	2,891,843	2,727,513
Facility deposits	31,440	44,197	31,440	33,316
Accrued severance indemnities	75,409	63,663	75,409	96,390
Others	1,035,210	836,011	1,035,210	992,209
Total shareholders’ equity	7,127,091	5,941,838	7,127,091	6,748,767
Capital stock	44,639	44,639	44,639	44,639
Capital surplus	2,983,166	2,915,964	2,983,166	2,983,166
Retained earnings	6,156,708	5,140,349	6,156,708	5,808,636
Capital adjustments	(2,057,422)	(2,159,114)	(2,057,422)	(2,087,675)
Treasury stock	(2,047,105)	(2,047,103)	(2,047,105)	(2,047,105)
Unrealized gain(loss) on valuation of investment securities	(15,150)	(115,752)	(15,150)	(45,135)
Stock options	4,833	3,741	4,833	4,565

1)	Cash & marketable securities : Cash & cash equivalent, marketable securities & short-term financial instruments are included

2)	Investment securities : Investments in affiliates with more than 20% interest, listed companies & non-listed companies are included

V. IR Contacts

IR Office	Title	Telephone	Email address
Tae-Jin Park	Head of IR Team	02)6100-1631	tjpark@sktelecom.com

Tae-Geon Park	Manager	02)6100-1632	parktg@sktelecom.com

Uk Jang	Manager	02)6100-1633	ujang@sktelecom.com

JS Oh	Assistant Manager	02)6100-1638	jsoh@sktelecom.com

Hannah Kim	Assistant Manager	02)6100-1640	hannah@sktelecom.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By:	/s/ Sung Hae Cho
	Name:	Sung Hae Cho
	Title:	Vice President

Date: February 4, 2005